Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated April 2, 2008 Relating to Prospectus dated March 17, 2008 Registration No. 333-149561
Hansen Medical, Inc.
3,000,000 Shares

Issuer:	Hansen Medical, Inc.
Symbol:	HNSN
Shares offered:	3,000,000 shares
Price to public:	Variable
Net Proceeds to the Company:	Approximately $39.4 million
Dilution:	As of December 31, 2007, the issuer had a per share net tangible book value of common stock of $2.23. Based on an assumed public offering price of $14.58 per share (the last sale price of our common stock as reported on The Nasdaq Global Market on April 1, 2008), if you purchase shares of common stock in this offering, you will suffer dilution of approximately $11.04 per share in the net tangible book value of the common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $1.31.
Regulatory:	Hansen Medical, Inc. (the "Company") is continuously receiving new information regarding the performance of the Sensei system during procedures as the number of procedures using the Sensei system increases. Consistent with its past practices, the Company is continually evaluating events that may require adverse event reporting to the FDA under its MDR regulations and anticipates having to do so in the future. The FDA requires reporting of all adverse events to the extent that the device cannot be conclusively ruled out as a contributing factor. We believe, based on our analysis of these events to date, that the MDR reports will not materially impact our current regulatory status. However, the FDA may request further information, which potentially could delay the Company’s pending 510(k) application, or which could result in further regulatory action.
Trade date:	April 1, 2008
Closing date:	April 7, 2008
CUSIP:	411307 10 1

Underwriter:	Morgan Stanley & Co. Incorporated
We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014; Attention: Prospectus Department (telephone: 866.718.1649), or by e-mail at prospectus@morganstanley.com.
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